October 16, 2014

Pamela Long
Assistant Director
Securities and Exchange Commission
RE: First Fixtures, Inc.
Registration Statement on Form S-11
Filed July 16, 2014
File No. 333-197443

In response to your letter dated August 1, 2014, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of First Fixtures, Inc. (the “Company”). Amendment no. 1 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-11 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s August 1, 2014 letter in italicized text immediately before our response.

General

1.
Your disclosure indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us with a detailed legal analysis which explains why Rule 419 does not apply to this offering.

Response: Rule 419 states ”For purposes of this section, the term "blank check company" shall mean a company that is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

First fixtures has a specific business plan and purpose and has not indicated within its prospectus that it has any intention to merge or acquire any other unidentified company or companies. It is the Company’s view that it does not meet the conditions of Rule 419 of Regulation C.

2.
Given the amount and nature of your current assets and operations, it appears that you are a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you do not qualify as such.

Response: We have amended our prospectus as required to disclose that we are currently a shell company.

3.
We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communicatons, as denned in Rule 405 under the Securi6es Act, that you, or anyone authorized to do so on yam behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We are an “emerging growth company” as defined in the Jumpstart Our Business Startup Act. The Company has produced no materials to be disseminated in reliance on Section 5(d) of the Securities Act. The Company does not intend to take advantage of any of the exemptions afforded to it under the Jumpstart program.

Item I. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus. Page 5

4.	We note your Item 1 disclosure currently follows the Table of Contents. Please relocate this disclosure so that it become the front cover page of the prospectus. See Item 1 of Form S-1.

Response: We have relocated the Item 1 disclosure to the front cover page of the prospectus.

5.
Your disclosure that the shares being registered will be offered for 180 days after the effectiveness of the registration statement is inconsistent with your disclosure on both pages 7 and 20 stating that the initial offering period will be 90 days. Please reconcile this inconsistency by amending your disclosure accordingly.

Response: We have amended our disclosure as required on page 7 and 20 to state that the shares offered will be available for 180 days after the effectiveness of our registration statement.

6.	Please include the date of the prospectus in your next amendment. See Item 501(b)(9) of Regulation S-K.

Response: We have included the date of the prospectus as per Item 501(b)(9) of Regulation S-K.

7.
With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Response: We have amended our disclosure to reflect anticipated proceeds from the offering assuming 25%, 50%, and 75% of the shares offered are sold.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 6
Summary of the Offering by the Company, page 7

8.
Your table refers to net proceeds of $100,000 if all 2.5 million shares are sold. This appears to be the amount of gross proceeds based on your disclosures on page 16. Please revise your disclosures as necessary throughout the filing to refer to the correct net proceeds amount, which appears to be $92,750 if all 2.5 million shares are sold.

Response: We have revised our disclosure to reflect the correct net proceeds amount in accordance with your request.

Risk Factors, page 7

9.	It appears that your sole officer and director is not a United States resident. Please provide a new risk that addresses the difficulties associated with an investor's ability to:

•	Effect service of process within the United States against Mr. Povall;
•	Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Mr. Povall in the United States;
•	Enforce in a South African court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and
•	Bring an original action in a South Africa court to enforce liabilities based upon the United States federal securities laws against the above foreign person.

Response: We have added a risk factor that our president is not a citizen of the United States as follows: “OUR SOLE OFFICER AND DIRECTOR IS CURRENTLY A NON-RESIDENT OF THE UNITED STATES. THEREFORE IT MAY BE DIFFICULT FOR SHAREHOLDERS TO ENFORCE ANY JUDGMENTS AGAINST HIM IN THE UNITED STATES.

Mr. Povall is a citizen and resident of South Africa. In the event that any shareholder action was launched including a suit or judgment or other legal matters there is no assurance that Mr. Poval will be able to appear within the jurisdiction. Additionally, it may be difficult to effect service of process within the United States against Mr. Povall; to enforce any United States Court judgments based on civil liability provisions of the United States federal securities laws against him in the United States; to enforce in a South African Court judgments based on civil liability provisions of the United States federal securities laws; and, to bring an action against Mr. Povall in a South African court based on civil liability provisions of the United States federal securities laws.”

10.
We note that you plan to obtain yow products from China. If applicable, please describe, under a new risk factor, the impact that foreign currency exchange fluctuations will have on your business. To the extent material, please also describe in yow Description of Business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

Response: We have added a risk factor that our planned products will be purchased internationally are subject to currently fluctuations that could negatively impact our company as follows: “ BECAUSE THE COMPANY’S PLANNED PRODUCTS WILL BE PURCHASED FROM A SUPPLIER IN CHINA THEY MAY BE SUBJECT TO FOREIGN CURRENCY FLUCTUATIONS.

We are unaware of any Chinese regulations that would impact the importation of our goods however, foreign currency fluctuations may cause our cost of goods purchased to rise substantially which may have a negative impact on our results of operation which could result in the loss of your entire investment.”

11.	Please add a risk factor relating to Mr. Povall's lack of experience leading a public company.

Response: We have added the following risk factor: “BECAUSE THE COMPANY’S MANAGEMENT HAS NO PRIOR EXPERIENCE IN RUNNING A PUBLIC COMPANY, THE COMPANY MAY BE FACED WITH ADDITIONAL COSTS TO MAINTAIN IS REPORTING REQUIREMENTS. SUCH COSTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS

Because the Company’s management has no prior experience in running a public company, the Company may be faced with additional costs to maintain its reporting requirements and as such may be reliant upon external consultants and additional accounting and legal advice. These cost may be significant and such costs may have and adverse affect on our ability to operate and our results of operations.”

We are an "Emerging Growth Company”, page 9

12.	Please disclose the emerging growth company exemptions that would be available to you as a smaller reporting company.

Response: We have revised our disclosure as follows:

“An emerging growth company could be capable of taking advantage of several exceptions, such as:

Say-On-Pay. Section 14A(e) of the Exchange Act has been amended to exempt emerging growth companies from the “say-on-pay”, “say-on-pay frequency” and “say-on-golden parachute” requirements that were enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act. ”

13.	Please disclose that you will remain an emerging growth company until the occurrence of one of the following:

•	the last date of the fiscal year in which your total revenues exceeds $1 billion;
•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement;
•	the date on which you have, during the previous three-year period; issued more than $1 billion in non-convertible debt; or
•	the date on which you become a "large accelerated filer."

Response: We have modified our disclosure in accordance with your recommendation as follows: “The Company will remain an emerging growth company until the occurrence of one of the following:

•	the last date of the fiscal year in which our total revenues exceeds $1 billion;
•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement;
•	the date on which we have, during the previous three-year period; issued more than $1 billion in non-convertible debt; or
•	the date on which we become a "large accelerated filer."

Since our company's sole officer and director owns 10O%... page 11

14.	We note that Mr. Povall will have control of your company after this offering, regardless of the number of shares sold in the offering. Please revise your disclosure accordingly.

Response: We have revised our disclosure by modifying paragraph one of the subject risk factor as follows: “The Company’s sole officer and director owns 100% of the outstanding shares and regardless of the number of shares sold in this offering Mr. Povall will continue to have control over the Company. As a result, he will be able to choose all of our directors. His interests may differ from those of the other stockholders. Factors that could cause his interests to differ from the other stockholders include the impact of corporate transactions on the timing of business operations and his ability to continue to manage the business given the amount of time he is able to devote to the Company.”

 Item 4. Use of Proceeds, page 16

15.
Please disclose the minimum amount of offering proceeds you will need to raise to implement your business plan and support your operations for the next 12 months. We note you disclosure on page 38 that "the Company feels that it may be unable to fully launch its planned business activities for the next twelve months unless 100% of the shares are sold." Please also provide this disclosure under Capital Resources and Liquidity.

Response: We have added the following disclosure to “Use of Proceeds” and to “Capital Resources and Liquidity”: “The Company requires that 25% of the shares offered must be sold which is a minimum of $25,000 of gross offering proceeds, to implement its business plan. See Plan of Operations – page 21.”

16.
We note that under "General Business Development" you have accounted for business travel expenses. Given that your headquarters are currently in South Africa, please expand upon why Mr. Povall will have to arrange to travel to the United States for your company. In this regard, we note your "As the company's sole officer and director has other outside business activities. . ." risk factor on page 13.

Response: We have revised our disclosure on page 13 as follows: “Mr. Povall, our sole officer and director, has other business interests and currently devotes approximately 15 hours per week to our operations. Mr. Povall may have to arrange leave from his current occupation to travel to the China for the purpose of securing the supply of our planned products and may not be able to do so at the exact time frame needed and this could cause an interruption to the company’s.”

17.
Please elaborate on the manner in which the securities will be offered by Mr. Povall, your sole officer and director. For example, how will Mr. Povall identify those who might have an interest in purchasing shares? Provide us copies of any materials, besides the subscription agreement, that Mr. Povall intends to use to solicit investors.

Response: Mr. Povall intends to solicited friends and family only and upon the effectiveness of the registration statement, Mr. Povall will provide prospective investors the prospectus and a subscription agreement. Mr. Povall does not intend to provide any other materials.

18.	Please disclose that the person offering the securities on your behalf, Mr. Povall, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act.

Response: We have revised our disclosure as follows: “Mr. Povall may be deemed an underwriter within the meaning of section 2(11) of the Securities Act.”

Item 11. Information with Respect to the Registrant, page 23

19.	Please disclose the property information required by Item 102 of Regulation S-K.

Response: We have revised our disclosure to indicate the Company has no property.

Description of Business, page 23
Business Development, page 23

20.
We note that you intend to provide consumers products with "below market value price points." Please revise your disclosure to define "below market value price point" and how you plan to achieve this. For example, please discuss your anticipated cost basis and profit margin for your products.

Response: We have deleted reference to “below market value price points”.

21.
With a view towards disclosure, please explain to us why potential customers would purchase products from you, a third party distributor, rather than order them directly from the website of your proposed supplier, Zhjiang Momali Sanitary Unitesils Co., Ltd.

Response: Our proposed supplier does not sell directly to consumers furthermore, there is no “Shopping Cart” or “payment” provisions on their website for potential customers. We have not revised our disclosure.

22.
Your disclosure here indicates that you plan to align yourself with leading manufacturers in Taiwan and India, but your only potential supplier as of the moment, Zhjiang Momali Sanitary Unitesils Co., Ltd, is a Chinese company. Please revise or advise.

Response: We have revised our disclosure as follows: “First Fixtures, Inc. intends to align itself with a leading manufacturer in China that provides cost effective products.”

Plan of Operation, page 24

23.	We note your target market will be "home builders or home owners that have an interest in home renovations." Please enhance the following aspects of your disclosure:

•	since you intend to be an online distributor, how you plan to reach your target market; and
•	the means by which you plan to deliver your products to your customers and whether you plan to focus on certain geographical markets. See Item 101(h)(4)(ii) of Regulation S-K.

Response: We have revised our disclosure as follows: “The Company’s target customers will be home builders or home owners that have an interest in home renovations. We intend to deploy current electronic marketing activities like Search Engine Optimization and online advertising. The Company intends to focus its marketing activities in North America. “

In addition, please see our response to comment 25.

24.	Please identify the specific products and quantities of such products that you intend to purchase with the offering proceeds you have allocated towards your initial inventory.

Response: Initial inventory will consist of product numbers M11020-528C Faucet, P25005 Hand Shower, M11300-119 Popular Faucet, Model 126 American Basin Mixer, M11205 Hot Basin Mixer, M12308-124 Unique Gold Faucet, and M92300-119 Rain Shower Mixe. The mix of product and related quantities are yet to be determined.

25.	Please disclose where you plan to store your inventory.

Response: We have revised our disclosure as follows: “The Company intends to store and make delivery to customers its planned inventory in the United States at fulfillment service providers like Expert Fulfillment, eCommerce Fulfillment or Shipwire. The company has not contracted with any fulfillment service providers.”

Intellectual Property, page 25

26.
We note your disclosure that your products are in the planning stage. Given that you will not actually manufacture your products, please revise your disclosure to state, if true, that you currently do not offer any products.

Response: We have revised our disclosure as follows: “The Company’s products are in the planning stage. We currently do not have any products and we will not manufacture our intended products. We currently do not have any intellectual property.”

27.
Please disclose the anticipated costs related to duties, tariffs or other restrictions on imports for your products. Please tell us whether you have included such costs in your plan of operation for the next twelve months, or otherwise, revise your disclosure to do so.

Response: The Company has investigated the import of our planned products and have consulted with a CBP import specialist and according to Harmonized Tariff Schedule of the United States (2014) our planned products are classified under 7419.99.5010 and are duty and tariff free. We have revised our disclosure as follows:

“The Company does not anticipate any costs related to duties, tariffs or other restrictions on imports of our planned products.”

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Capital Resources and Liquidity, page 38

28.	If true, please disclose that you currently have no other plans, arrangements, or commitments to raise any funds outside of this offering.

Response: We have added the following sentence to the end of paragraph 2 of this section: “Other than as described herein, the Company has no other plans, arrangements or commitments to raise funds outside of this offering.”

Business Experience, page 39

29.	Please disclose the name of Mr. Poval’s plumbing company. See Item 401(e)(1) of Regulation S-K.

Response: We have revised our disclosure to include the name of Mr Poval’s H20 Technologies CC Trading as Plumbing Unlimited

Certain Relationships and Related Party Transaction, page 43

30.	Considering that Mr. Povall appears to be a control person, please provide disclosure complying with Item 404(c) of Regulation S-K.

Response: We have modified our disclosure as follows: “Mr. Povall he has not been a promoter at anytime in the past 5 years and he is receiving no compensation for the sale of shares under offering. There are no assets acquired or to be acquired by the Company from Mr. Povall.”

We trust our responses meet with your approval.

Sincerely,

/s/ Colin Povall
Colin Povall
President